SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

OPEN LETTER TO ALL AER LINGUS SHAREHOLDERS

Re:      Aer Lingus' Defined Contribution Pension Schemes

Dear Shareholder,

As a shareholder in Aer Lingus, you will be aware of Ryanair's recent correspondence with the company, as available on the Irish Stock Exchange website, in relation to Aer Lingus' Defined Contribution Pension Schemes.

As you will be aware, Aer Lingus' 2006 IPO Prospectus and each Annual Report published thereafter clearly confirmed that "there are no provisions under Irish law that could result in an obligation to change the contribution rates without the consent of the company, the Irish pension schemes are accounted for on the basis that they are, for the purposes of IFRS IAS19 (Employee Benefits), defined contribution schemes".

As a shareholder, you will also be aware of the unequivocal assurances given to shareholders at Aer Lingus' September 2011 London Investor Meeting, during which Aer Lingus' CEO and CFO made the following statements:

a) "Aer Lingus will not make any further contributions to the pension scheme above the current DC rate of 6.375%". (Mr MacFarlane - CFO)

b) "Aer Lingus will have to seek shareholder approval for any changes to the Aer Lingus pension scheme". (Mr Mueller - CEO)

Ryanair, as a significant shareholder in Aer Lingus is therefore deeply worried at the recent Stock Exchange statement (30th Jan'12) by Aer Lingus which stated:

"Aer Lingus has no obligation to increase its employer contribution to the IASS above its current fixed rate.  However, the Group believes that it is in the best interests of Aer Lingus, its shareholders and employees to constructively engage with the above named parties in order to address the issues represented by the funding shortfall in the IASS".

Ryanair fears that this statement indicates that the Board of Aer Lingus may be considering resiling from the assurances contained in its 2006 IPO prospectus and each annual report thereafter that Aer Lingus has no obligation to make additional contributions to its defined contribution pension schemes.  Ryanair has repeatedly written to Aer Lingus requesting an EGM be called so that all Aer Lingus shareholders be allowed to discuss this matter and offer an opinion.  We have also attempted to requisition the following EGM resolution:

 "That the shareholders of the Company request the Board to confirm their unequivocal support for the CEO and CFO's recent statements to shareholders that the Company has no obligation to, and will not, make any additional payments to its defined contribution pension schemes, and furthermore that no such additional payments will be made without prior shareholder approval".

Since Aer Lingus has refused to facilitate Ryanair's EGM requisition, and since Ryanair has failed to elicit any statement from the Board of Aer Lingus that no further contributions will be made over and above its current fixed contribution rate of 6.375%, Ryanair intends to initiate legal proceedings to prevent the company agreeing to, or making, any such additional contributions without prior shareholder approval.

I am writing to make you aware of these developments and also request that you as a shareholder of Aer Lingus would communicate your views on these matters directly to Ryanair (as required by the Rules of the Superior Courts), and/or to the Board of Aer Lingus, since otherwise we fear that shareholder funds will be frittered away by Aer Lingus (via further unnecessary contributions to its defined contribution pension scheme) at shareholders expense, as Aer Lingus has recently when it gifted some €27m to the ESOT to allow it to repay its bank debts, and then wrote a cheque for some €30m to the Irish Revenue to pay off tax liabilities of individual employees who benefited under Aer Lingus' failed leave & rehire scheme.

Yours sincerely,

Michael O'Leary
Chief Executive

cc.        Company Secretary, Aer Lingus Group plc

PDF LINK TO SCANNED COPY OF ORIGINAL SIGNED LETTER:

http://www.rns-pdf.londonstockexchange.com/rns/7328W_-2012-2-2.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary